Exhibit 99.1

Zepp Health Corporation Reports Fourth Quarter and Full Year 2024 Unaudited Financial Results

MILPITAS, Calif., March 26, 2025 /PRNewswire/ -- Zepp Health Corporation (“Zepp” or the “Company”) (NYSE: ZEPP) today announced its unaudited financial results for the fourth quarter of 2024.

Fourth Quarter 2024 Financial and Operating Highlights:

•	Revenue reached US$59.5 million representing a 40.2% of quarter over quarter increase, out of which our Amazfit-branded products grew by 43.4% quarter-over-quarter.
•	Gross margin was 36.8% compared with 34.7% in the same period last year.
•	Adjusted operating loss[1] was US$7.4 million, which was the lowest level in 2024.

Full Year 2024 Financial and Operating Highlights:

•	Gross margin was 38.5% compared with 26.2% in the full year of 2023.
•	Adjusted operating expenses[2] was US$110.4 million, compared with US$111.7 million in the full year of 2023.

Mr. Wang 'Wayne' Huang, Chairman and CEO of Zepp, commented, “In the fourth quarter of 2024, despite macroeconomic challenges and supply bottlenecks, we kept transitioning to a higher-margin, enhanced brand power model. Our fourth quarter of 2024 sales rose 40% quarter-over-quarter, in line with guidance. In 2024, our gross margin was 38.5%, up from 26.2% in 2023. We ended the year with US$111 million in cash, enabling investment and market response. The T-Rex 3 became a dark horse in the outdoor and sports watch market. Six months after launch, user activations rose steadily, with plenty of positive feedback from users and KOLs. We're confident it'll keep rising, driving Amazfit sales with good margins and bringing us closer to near-term profitability.”

Wayne added, "In branding, we've been beefing up the Amazfit athletes team. Five-time Olympic medallist Gabby Thomas and Italian tennis star Jasmine Polini recently joined as Athlete Ambassadors. We're also deepening the HYROX collaboration and will launch more powerful HYROX products and features. These partnerships have boosted confidence among major offline key account partners in the US and Europe, who have allocated us more display space to replace competitors' counters, which will fuel growth in the second half of the year. ”

1 Adjusted operating income/(loss) represents operating income/(loss) excluding: (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. Please refer to the section titled “Reconciliation of GAAP and non-GAAP results”

2 Adjusted operating expenses represent operating expenses excluding (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. Please refer to the section titled “Reconciliation of GAAP and non-GAAP results”

Wayne concluded: “Leveraging Active 2 and Bip 6 series, we’re expanding market share, growing the entry-level user base, and enhancing brand influence in the value-for-money segment, especially in emerging markets. Since its launch in the first quarter, Active 2 has gained strong momentum in Europe and the U.S., with excellent media reviews calling it the best smartwatch at the $100 price point, and very positive user feedback.

On the technology side, we’re advancing Zepp OS with OpenAI 4.5 integration. In nutrition tracking, our food logging feature by picture and video analytics within the Zepp App is now available in Europe and North America, receiving increasingly strong user adoption. To accelerate large-scale deployment of both Zepp OS and food logging capabilities, we’re exploring DeepSeek’s power to significantly reduce processing costs. With a robust roadmap and an integrated ecosystem, we’ve never been more confident about our future.”

Zepp Health's CFO, Mr. Leon Deng, said, “The fourth quarter of 2024 revenue grew 40.2% quarter-over-quarter due to T-Rex 3 launch, but declined 28.3% YoY due to product structure changes and macro headwinds. The gross margin was 36.8% in the fourth quarter 2024, up from 34.7% in the fourth quarter of 2023 and grew from 26.2% in the full year of 2023 to 38.5% in the full year of 2024, helped by better product mix and brand awareness. Operating costs were in check and aligned with guidance, achieving the highest quarterly adjusted EBIT3 in 2024, moving towards break even. The fourth quarter of 2024 GAAP loss was US$36.9 million with various provisions, which are non-cash and one-off in nature.

As of December 31, 2024, the company had US$111 million in cash, down from US$140 million as of Dec 31, 2023, mainly due to lower operating profit offset by better working capital management. Inventory balance stood at US$56.8 million on Dec 31, 2024, it was the lowest since 2018. By February 2025, the company has successfully refinanced majority of its short-term debts maturing in 2025 into long-term debt instruments with a low coupon rate. Following this adjustment, long-term debt accounts for around 75% of the company's overall debt structure. Since the first quarter of 2023, US$56.3 million of the total debt had been retired and the capital structure would be further optimized as operating cash flow strengthened.

3 Adjusted EBIT is a non-GAAP financial measure, which is defined as net loss, excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investment, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, (vi) income tax (benefit)/ expense, and (vii) interest income and interest expense.

We are pleased to see that revenue resumed an upward trend in the first quarter of 2025, boosting confidence for 2025. The share repurchase program would continue in 2025, showing faith in Zepp Health's long-term potential and commitment to shareholder value.”

Fourth Quarter 2024 Financial Results

Revenues

Revenues for the fourth quarter of 2024 reached US$59.5 million, a decrease by 28.3% from the fourth quarter of 2023. The decrease was primarily due to the decrease in the sales of Xiaomi wearable products, as well as the decrease in sales of Amazfit-branded products, due to different new product launch timing and product mix, with fewer SKUs currently on sale compared to 2023. Also, supply was still somewhat constrained by the production capacity for T-Rex 3 in the fourth quarter. However, compared with the third quarter of 2024, revenue of Amazfit-branded products increased by 43.4%, which is the highest quarter-over-quarter increase in 2024, the increase was primarily driven by the positive market reception of our recent launches, especially the newly introduced Amazfit T-Rex 3, and our core products such as Balance, Active, have seen continued popularity and growing demand.

Gross Margin

Gross margin in the fourth quarter of 2024 was 36.8%, compared to 34.7% in the same period of 2023. Higher gross margin of Amazfit-branded products was primarily driven by the product mix, especially higher gross margin of T-Rex 3.We expect the positive gross margin trend to continue into 2025 with the new product launches, such as Amazfit Active 2 and Amazfit Bip 6.

Research and Development Expenses

Research and development expenses in the fourth quarter of 2024 were US$11.1 million, a decrease by 0.6% year-over-year. The decrease was as a result of our refined research and development approaches, as we consistently evaluated resource efficiency to ensure maximum return on investment and productivity. We are committed to investing in new technologies and AI to maintain our competitive edge against our peers.

Selling and Marketing Expenses

Selling and marketing expenses in the fourth quarter of 2024 were US$13.3 million, an increase by 10.6% year-over-year.

The increase was primarily due to the peak season for promotional campaigns to build brand recognition and drive sales growth. At the same time, we consistently pushed on retail profitability and channel mix improvement, which included meticulous refinement of our retail channels and strategic staffing arrangements across sales regions. We are committed to investing efficiently in marketing and branding to ensure our sustainable growth.

General and Administrative Expenses

General and administrative expenses were US$6.6 million in the fourth quarter of 2024, an increase by 28.5% year-over-year. The increase was largely attributable to provision for bad debt and foreign exchange rate fluctuations.

Operating Expenses

Total operating expenses for the fourth quarter of 2024 were US$30.9 million, an increase by 9.4% year-over-year. Adjusted operating expenses, which exclude share-based compensation and amortization of intangible assets resulting from acquisitions and business cooperation agreements, were US$29.3 million. The increase was primarily due to the launch of various marketing campaigns to build brand recognition and drive sales growth and provision for bad debt. We will maintain our cost-conscious approach in the upcoming quarters. Concurrently, we remain committed to investing in R&D and marketing activities to ensure our long-term competitiveness.

Operating Income/(Loss)

Operating loss for the fourth quarter of 2024 was US$8.9 million, compared to operating income of US$0.6 million for the fourth quarter of 2023. Adjusted operating loss for the fourth quarter of 2024 was US$7.4 million, compared to adjusted operating income of US$3.0 million for the fourth quarter of 2023. The loss was mainly due to lower sales volume, which resulted in an inability to fully cover operating expenses. The adjusted operating loss was the narrowest among four quarters in 2024.

Net Income/(Loss)

Net loss attributable to Zepp Health Corporation for the fourth quarter of 2024 was US$36.9 million, compared to net loss of US$1.3 million in the fourth quarter of 2023, which included operating loss of US$8.9 million, income tax impacts of US$13.6 million (primarily result from valuation allowance for deferred tax assets) and net investment results of US$12.9 million (including impairment loss from investments, loss from equity method investments, and loss from fair value change of long-term investment), both are non-recurring and non-cash in nature.

Adjusted net loss attributable to Zepp Health Corporation4 was US$22.5 million, compared to adjusted net loss of US$0.5 million in the fourth quarter of 2023. Adjusted EBIT in the fourth quarter of 2024 was loss of US$8.2 million, it represents the narrowest loss among all four quarters in 2024.

Liquidity and Capital Resources

As of December 31, 2024, the Company had cash and cash equivalents and restricted cash of US$111 million, compared with US$140 million of cash balance as of December 31, 2023, the result is driven by US$56.7 million adjusted net loss for the year of 2024, offset by US$27.7 million tighter working capital management. The decrease of cash balance was mainly the result of the operating activities. This cash position provides ample runway for the Company to invest and seize potential market opportunities.

The Company continued to manage its working capital and inventory efficiently and recorded inventory of US$56.8 million as of December 31, 2024, it was the lowest level since 2018. We will continue to manage working capital tightly.

By February 2025, we have successfully refinanced majority of our short-term debts maturing in 2025 to a multi-year long term debt maturing in 2027 and beyond with a lower interest rate. Starting the first quarter of 2023, we have initiated the retirement of our short/long-term debt portfolio. Since then, and including the fourth quarter of 2024 we have successfully retired US$56.3 million of debt. As our operating cash flow continues to strengthen, we will continue to optimize the capital structure for the company.

Shares Outstanding

As of December 31, 2024, the Company had a total of 232.0 million ordinary shares outstanding, representing the equivalent of 14.5 million ADSs assuming the conversion of all ordinary shares into ADSs.

4 Adjusted net income/(loss) attributable to Zepp Health Corporation represents net income/(loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investment, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, and (vi) tax effects of the above non-GAAP adjustments. See “Reconciliation of GAAP and non-GAAP results” at the end of this press release.

Share Repurchase Program Update

The Company announced in its third quarter 2021 earnings release that the board had authorized a share repurchase program of up to US$20 million through November 2022. On November 21, 2022, the board authorized a 12-month extension of the Company’s share repurchase program. On November 20, 2023, the board further authorized the Company to extend its share repurchase program for another 12 months. On November 18, 2024, the board further authorized the Company to extend its share repurchase program for another 24 months. Pursuant to the extended share repurchase program, the Company may repurchase its shares in the form of ADSs and/or ordinary shares through November 2026 with an aggregate value equal to the remaining balance under the share repurchase program. As of December 31, 2024, the Company had used US$15.0 million to repurchase approximately 1.9 million ADSs. The Company expects to fund the repurchases under the extended share repurchase program out of its existing cash balance.

Full Year 2024

Revenues

Total revenues of 2024 reached US$182.6 million, a decrease of 48.3% from the full year of 2023. The decrease in total revenues mainly resulted from an 88.0% decline in the sales of Xiaomi wearable products. In 2024, Amazfit-branded products accounted for 94.0% of our total revenues, compared with 73.9% in 2023. Sales of our Amazfit-branded product decreased by 34.2% as compared with 2023. This was mainly because in 2024 we only have one new product (Amazfit T-Rex 3), which was launched by the end of third quarter.

Gross Margin

Gross margin in the full year 2024 was 38.5%, 12.3 percentage points higher than 26.2% in the full year of 2023. The higher gross margin of Amazfit-branded products was very much driven by the product mix, especially higher gross margin of newly launched products.

Research and Development Expenses

Research and development expenses for the full year 2024 were US$46.2 million, a decrease of 10.4% year-over-year. The decrease was as a result of our refined research and development approaches, as we consistently evaluated resource efficiency to ensure maximum return on investment and productivity. We are committed to investing in new technologies and AI to maintain our competitive edge against our peers.

Selling and Marketing Expenses

Selling and marketing expenses for the full year 2024 were US$46.5 million, an increase of 4.4% year-over-year.

The increase was primarily due to the launch of various marketing campaigns for our products, as well as the expansion of our Amazfit Athletes team by partnering with renowned athletes to build brand recognition. At the same time, we consistently pushed on retail profitability and channel mix improvement, which included meticulous refinement of our retail channels and strategic staffing arrangements across sales regions. We are committed to investing efficiently in marketing and branding to ensure our sustainable growth.

General and Administrative Expenses

General and administrative expenses were US$24.9 million in the full year 2024, a decrease of 7.2% year-over-year. The decrease was largely attributable to strict administrative expense control.

Operating Expenses

Total operating expenses for the full year 2024 were US$117.5 million, a decrease of 4.3% year-over-year. Adjusted operating expenses, which exclude share-based compensation expenses and amortization of intangible assets resulting from acquisitions and business cooperation agreements, were US$110.4 million, compared with US$111.7 million for the full year 2023. We plan to continue our focus on cost efficiency in the upcoming year. At the same time, we are dedicated to invest in R&D and marketing efforts, which are essential for maintaining our competitive edge over the long term.

Net Income/(Loss)

Net loss attributable to Zepp Health Corporation for the full year of 2024 was US$75.7 million, compared with US$31.0 million in net loss in 2023. The adjusted net loss attributable to Zepp Health Corporation was US$56.7 million, compared with the adjusted net loss of US$21.3 million for the same period of 2023. The adjusted EBIT for the full year of 2024 was loss of US$40.9 million, compared with loss of US$19.8 million in 2023. In the full year of 2024, the Company recorded income tax impacts of US$13.7 million (primarily resulting from valuation allowance for deferred tax assets) and net investment results of US$12.3 million (including impairment loss from investments, loss from equity method investments, and gain from fair value change of long-term investment), both are non-recurring and non-cash in nature.

Outlook

For the first quarter of 2025, the Company’s management currently expects net revenues to be between US$40 million and US$45 million, representing 14% to 29% growth for revenue of Amazfit-branded products compared with first quarter of 2024.

This outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market, operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management team will hold a conference call at 7:00 p.m. Eastern Time on Wednesday, March 26, 2025 to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Zepp Health Corporation”.

Additionally, a live and archived webcast of the conference call will be available at http://ir.zepp.com.

A telephone replay will be available one hour after the call until April 2, 2025 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	1239487

About Zepp Health Corporation

Zepp Health Corporation (NYSE: ZEPP) is a global smart wearable and health technology leader, empowering users to live their healthiest lives by optimizing their health, fitness, and wellness journeys through its leading consumer brands, Amazfit, Zepp Clarity and Zepp Aura. Powered by its proprietary Zepp Digital Management Platform, which includes the Zepp OS, AI chips, biometric sensors and data algorithms, Zepp delivers cloud-based 24/7 actionable insights and guidance to help users attain their wellness goals. To date, Zepp has shipped over 200 million units, and its products are available in more than 90 countries and regions. Founded in 2013 as Huami Corp., the Company changed its name to Zepp Health Corporation in February 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. Zepp has team members and offices across globe, especially in Europe and USA regions.

Use of Non-GAAP Measures

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted operating expenses represent operating expenses excluding (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. Adjusted operating income/(loss) represents operating income/(loss) excluding: (i) share-based compensation expenses and (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements. Adjusted EBIT represents net income/(loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investment, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, (vi) income tax (benefit)/expense, and (vii) interest income and interest expense. Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investment, (iv) impairment loss from long-term investments, (v) income/(loss) from equity method investments, and (vi) tax effects of the above non-GAAP adjustments, and is used as the numerator in computation of adjusted net income/(loss) per share and per ADS attributable to Zepp Health Corporation.

We believe that adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income/(loss) and net income/(loss) attributable to Zepp Health Corporation. We believe adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per share and per ADS attributable to Zepp Health Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBIT and adjusted net income/(loss) attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s Amazfit-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2023	2024
	US$	US$
Assets
Current assets:
Cash and cash equivalents	133,669	91,069
Restricted cash	6,800	19,666
Accounts receivable, net	60,727	62,965
Amounts due from related parties	8,605	2,663
Inventories, net	84,887	56,789
Short-term investments	5,153	997
Prepaid expenses and other current assets	16,891	17,415
Total current assets	316,732	251,564

Property, plant and equipment, net	8,929	6,898
Intangible asset, net	9,868	7,091
Goodwill	9,581	9,581
Long-term investments	238,540	225,910
Deferred tax assets	32,401	17,465
Amount due from related parties, non-current	2,951	2,019
Other non-current assets	9,698	4,607
Operating lease right-of-use assets	6,819	3,458
Total assets	635,519	528,593

Zepp Health Corporation
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED
(Amounts in thousands of U.S. dollars ("US$")
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2023	2024
	US$	US$
Liabilities
Current liabilities:
Accounts payable	37,286	51,077
Advance from customers	233	197
Amount due to related parties	3,475	2,477
Accrued expenses and other current liabilities	44,450	37,576
Income tax payables	986	508
Notes payable	66,991	61,679
Short-term bank borrowings	1,690	41,853
Total current liabilities	155,111	195,367
Deferred tax liabilities	4,169	3,117
Long-term borrowings	120,020	75,241
Other non-current liabilities	270	133
Non-current operating lease liabilities	3,197	2,007
Total liabilities	282,767	275,865

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - CONTINUED

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2023	2024
	US$	US$
Equity
Ordinary shares	26	26
Additional paid-in capital	273,386	278,116
Treasury stock	(12,874)	(14,993)
Accumulated retained earnings	104,351	28,618
Accumulated other comprehensive loss	(14,008)	(40,178)
Total Zepp Health Corporation shareholders’ equity	350,881	251,589
Noncontrolling interest	1,871	1,139
Total equity	352,752	252,728
Total liabilities and equity	635,519	528,593

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2023	2024
	US$	US$
Revenues	83,007	59,542
Cost of revenues	(54,173)	(37,613)
Gross profit	28,834	21,929
Operating expenses:
Selling and marketing	(11,984)	(13,251)
General and administrative	(5,100)	(6,555)
Research and development	(11,124)	(11,061)
Total operating expenses	(28,208)	(30,867)
Operating income/(loss)	626	(8,938)

Other income and expenses:
Interest income	825	771
Interest expense	(1,438)	(1,447)
Other income/(expense), net	116	(767)
(Loss)/gain from fair value change of long-term investments	(709)	33
Impairment loss from investments	(313)	(10,129)
Investment loss	(44)	-
Loss before income tax and loss from equity method investments	(937)	(20,477)
Income tax expenses	(2,775)	(13,574)
Loss before income/(loss) from equity method investments	(3,712)	(34,051)
Net income/(loss) from equity method investments	2,448	(2,850)
Net loss	(1,264)	(36,901)
Less: Net income/(loss) attributable to noncontrolling interest	15	(25)
Net loss attributable to Zepp Health Corporation	(1,279)	(36,876)
Net loss per share attributable to Zepp Health Corporation
Basic loss per ordinary share	(0.01)	(0.14)
Diluted loss per ordinary share	(0.01)	(0.14)

Net loss per ADS (16 ordinary shares equal to 1 ADS)
ADS – basic	(0.08)	(2.29)
ADS – diluted	(0.08)	(2.29)

Weighted average number of shares used in computing net loss per share
Ordinary share – basic	241,521,944	257,216,039
Ordinary share – diluted	241,521,944	257,216,039

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2023	2024
	US$	US$
Total operating expenses	(28,208)	(30,867)
Share-based compensation expenses	1,779	951
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	566	567
Total adjusted operating expenses	(25,863)	(29,349)

Operating income/(loss)	626	(8,938)
Share-based compensation expenses	1,779	951
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	566	567
Adjusted operating income/(loss)	2,971	(7,420)

Net loss	(1,264)	(36,901)
Share-based compensation expenses	1,779	951
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	566	567
Loss/(gain) from fair value change of long-term investments	709	(33)
Impairment loss from investments	313	10,129
(Income)/loss from equity method investments	(2,448)	2,850
Income tax expenses	2,775	13,574
Interest income	(825)	(771)
Interest expense	1,438	1,447
Adjusted EBIT	3,043	(8,187)

Net loss attributable to Zepp Health Corporation	(1,279)	(36,876)
Share-based compensation expenses	1,779	951
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	566	567
Loss/(gain) from fair value change of long-term investments	709	(33)
Impairment loss from investments	313	10,129
(Income)/loss from equity method investments	(2,448)	2,850
Tax effects on non-GAAP adjustments	(91)	(91)
Adjusted net loss attributable to Zepp Health Corporation	(451)	(22,503)
Adjusted net loss per share attributable to Zepp Health Corporation
Adjusted basic loss per ordinary share	(0.002)	(0.09)
Adjusted diluted loss per ordinary share[5]	(0.002)	(0.09)

Adjusted net loss per ADS (16 ordinary shares equal to 1 ADS)
ADS – basic	(0.03)	(1.40)
ADS – diluted	(0.03)	(1.40)

Weighted average number of shares used in computing adjusted net loss per share
Ordinary share – basic	241,521,944	257,216,039
Ordinary share – diluted	241,521,944	257,216,039

Share-based compensation expenses included are follows:
Selling and marketing	140	94
General and administrative	1,142	433
Research and development	497	424
Total	1,779	951

5 Adjusted diluted net income/(loss) is the abbreviation of adjusted net (loss)/income attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreements, (iii) gain/(loss) from fair value change of long-term investment, (iv) impairment loss from long-term investments, and (v) income/(loss) from equity method investments, and (vi) tax effects of the above non-GAAP adjustments, and is used as the numerator in computation of adjusted basic and diluted net loss per ADS attributable to Zepp Health Corporation.

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	Years Ended December 31,
	2023	2024
	US$	US$
Revenues	352,860	182,603
Cost of revenues	(260,502)	(112,369)
Gross profit	92,358	70,234
Operating expenses:

Selling and marketing	(44,527)	(46,471)
General and administrative	(26,778)	(24,854)
Research and development	(51,503)	(46,159)
Total operating expenses	(122,808)	(117,484)
Operating loss	(30,450)	(47,250)

Other income and expenses:
Interest income	3,089	3,672
Interest expense	(6,752)	(5,552)
Other expense, net	(525)	(656)
Gain from fair value change of long-term investments	213	2,011
Impairment loss from investments	(313)	(10,129)
Investment income	109	-
Loss before income tax and income/(loss) from equity method investments	(34,629)	(57,904)
Income tax benefits/(expenses)	2,430	(13,693)
Loss before income/(loss) from equity method investments	(32,199)	(71,597)
Net income/(loss) from equity method investments	1,113	(4,211)
Net loss	(31,086)	(75,808)
Less: Net loss attributable to noncontrolling interest	(66)	(75)
Net loss attributable to Zepp Health Corporation	(31,020)	(75,733)
Net loss per share attributable to Zepp Health Corporation
Basic loss per ordinary share	(0.13)	(0.29)
Diluted loss per ordinary share	(0.13)	(0.29)

Net loss per ADS (16 ordinary shares equal to 1 ADS)
ADS – basic	(2.04)	(4.68)
ADS – diluted	(2.04)	(4.68)

Weighted average number of shares used in computing net loss per share
Ordinary share – basic	243,135,964	258,876,120
Ordinary share – diluted	243,135,964	258,876,120

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	Years Ended December 31,
	2023	2024
	US$	US$
Total operating expenses	(122,808)	(117,484)
Share-based compensation expenses	8,792	4,778
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	2,285	2,267
Total adjusted operating expenses	(111,731)	(110,439)

Operating loss	(30,450)	(47,250)
Share-based compensation expenses	8,792	4,778
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	2,285	2,267
Adjusted operating loss	(19,373)	(40,205)

Net loss	(31,086)	(75,808)
Share-based compensation expenses	8,792	4,778
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	2,285	2,267
Gain from fair value change of long-term investments	(213)	(2,011)
Impairment loss from investments	313	10,129
(Income)/loss from equity method investments	(1,113)	4,211
Income tax (benefits)/expenses	(2,430)	13,693
Interest income	(3,089)	(3,672)
Interest expense	6,752	5,552
Adjusted EBIT	(19,789)	(40,861)

Net loss attributable to Zepp Health Corporation	(31,020)	(75,733)
Share-based compensation expenses	8,792	4,778
Amortization of intangible assets resulting from acquisitions and business cooperation agreements	2,285	2,267
Gain from fair value change of long-term investments	(213)	(2,011)
Impairment loss from investments	313	10,129
(Income)/loss from equity method investments	(1,113)	4,211
Tax effects on non-GAAP adjustments	(368)	(365)
Adjusted net loss attributable to Zepp Health Corporation	(21,324)	(56,724)
Adjusted net loss per share attributable to Zepp Health Corporation
Adjusted basic loss per ordinary share	(0.09)	(0.22)
Adjusted diluted loss per ordinary share	(0.09)	(0.22)

Adjusted net loss per ADS (16 ordinary shares equal to 1 ADS)
ADS – basic	(1.40)	(3.51)
ADS – diluted	(1.40)	(3.51)

Weighted average number of shares used in computing adjusted net loss per share
Ordinary share – basic	243,135,964	258,876,120
Ordinary share – diluted	243,135,964	258,876,120

Share-based compensation expenses included are follows:
Selling and marketing	637	462
General and administrative	4,296	2,245
Research and development	3,859	2,071
Total	8,792	4,778